Contact

www.linkedin.com/in/ryanbuchert (LinkedIn)
www.ryanbuchert.com (Other)
www.bulogics.com (Other)
www.zonoff.com (Other)

Top Skills

Wireless

Home Automation

Embedded Systems

Honors-Awards

#4 Fortune Magazine ICIC 100

Growth Startup of the Year

Philadelphia 100

Philadelphia's Soaring 76

Inc 5000 (3rd Consecutive Year)

Patents

Wireless communication method and apparatus for optimizing multi-user detection

CDMA system transmission matrix coefficient calculation

Method and apparatus for parallel midamble cancellation

Optimized discrete fourier transform method and apparatus using prime factor algorithm

Optimized discrete fourier transform method and apparatus using prime factor algorithm

Ryan Buchert

CoFounder & CTO of BOSS.Tech Revolutionizing Enterprise SaaS | CoFounder STRATIS (Exited) | CoFounder BuLogics (Exited)
Philadelphia, Pennsylvania, United States

Summary

Ryan is CoFounder of BOSS.Tech with a mission to empower entrepreneurs to achieve data-driven success by connecting diverse and distinct business software via a single, automated Business Operating Smart Solution (BOSS).

Ryan is a multi-exit, multi-patent inventor, engineer, and entrepreneur. He's earned an international reputation as an expert and innovator in SaaS and multi-protocol wireless applications.

Ryan cofounded STRATIS IoT, a SaaS Platform for large-scale IoT installations, acquired by RealPage. STRATIS provided a 10x return to early investors and doubled its revenue for seven years straight as a PropTech Category Creator while primarily bootstrapped. STRATIS was named a Top Ten "Best Company in America" by Entrepreneur Magazine and ranked in the top 20% of Inc Magazine's "Fastest Growing Companies" three consecutive years prior to acquisition. Ryan founded and was the simultaneous CTO of BuLogics, which designed, built, and certified hardware, software, and ecosystems for the Internet of Things.

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Experience

BOSS.Tech
Co-Founder & CTO
January 2022 - Present (1 year 3 months)
Philadelphia, Pennsylvania, United States

STRATIS IoT
Co-Founder (exited)
October 2013 - January 2022 (8 years 4 months)
www.stratisiot.com

STRATIS®, acquired by RealPage, was the first Sidewalk to Sofa® Intelligent Building Solution built for Multifamily and Student Housing, enabling holistic access, energy, and water management and control in hundreds of thousands of units.

STRATIS was deployed in 1 of 5 new US developments by 2019 and doubled its revenue eight consecutive years.

STRATIS was recognized by Entrepreneur Magazine as a Top Ten "Best Company in America," and Inc. Magazine's Top 15% of "Fastest Growing Companies in America."

BuLogics
Co-Founder (exited)
February 2003 - January 2022 (19 years)
Philadelphia PA

As a founder of the company worked to build the company and its reputation in the wireless industry. Developed many wireless products in the industry particularly for the Z-Wave and ZigBee standards. Created wireless echo-systems using multiple brands. Architected the largest wireless installations of the world, and in particularly the commissioning for ease of installation of those systems. Ran one of the only two Z-Wave certification houses in the world.

Zonoff
Co-Founder
May 2011 - January 2012 (9 months)
Philadelphia, Pennsylvania, United States

Created what would become the Ring Alarm System.

InterDigital Communications
Senior Engineer
May 2000 - April 2004 (4 years)
King of Prussia PA

Worked under the CTO department to solutions and patents for the future problems in 3G and 4G wireless deployments. Was part of a small team that developed a revolutionary 3G receiver that was usable in cell towers and mobile phones, that was awarded many patents.

Unisys
Engineer
September 1998 - May 2000 (1 year 9 months)
Malvern PA

Did ASIC design for Unisys's mainframe processor. Focused on various parts of the floating point unit, regression testing, and system bring up.

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Education

Drexel University

MS, Engineering · (1999 - 2003)

Drexel University

BS, Engineering · (1994 - 1999)

Parkland High School

High School · (1991 - 1994)